UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

Earnings Release 1Q24

ASSAÍ
ATACADISTA
ASSAÍ ATACADISTA

EARNINGS CONFERENCE CALL

Thursday, April 25, 2024

11:00 a.m. (Brasilia) | 10:00 a.m. (NY) | 3:00 p.m. (London)

Videoconference in Portuguese via Zoom (simultaneous translation): click here

Information and links to access the call are available on our website and our quarterly earnings materials.

ASAI3 B3 **IBOVESPA** B3 **IBRA** B3 **IBRX100** B3 **ISE** B3 **ICO2** B3

ICON B3 **IGC** B3 **IGCT** B3 **ITAG** B3 **MLCX** B3 **ASAI** NYSE

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After inaugurating 115 stores in the last three years, which enabled Assaí to be present in central regions and close to consumers, the Company is entering a new era. In 1Q24, we registered growth tickets and accelerated ‘same store’ sales compared to 4Q23, resulting in revenues of R$ 18.8 billion. We reported an important EBITDA margin expansion of 0.9 p.p. compared to 1Q23, returning to the level prior to the conversion project, given the maturation of the new stores. Also, leverage declined in relation to both 1Q23 and 4Q23, despite the seasonality between quarters. 1Q24 also registered operating cash generation of around R$ 5.0 billion. These results once again underscore not only the unique quality of our units but also the strong achievement capacity of the entire Assaí team. I thank everyone who is with us in this challenge!

Belmiro Gomes, CEO of Assaí

SALES GROWTH DRIVEN BY INCREASE IN CUSTOMER TRAFFIC
AND ACCELERATION OF ‘SAME STORE’ SALES

(1) LfL excludes calendar effect of +1.7%

Net sales in the quarter totaled R$ 17.2 billion, representing growth of R$ 2.1 billion and 14.1% from 1Q23, mainly reflecting:

(i)	the performance of the 28 new stores opened in the last 12 months (+8.9%), of which 14 conversions;
(ii)	‘same store’ sales of 5.2% (3.4% excluding the calendar effect consisting of an extra day in February and the Easter shift to 1Q24), driven by the contribution of conversions[1] and the performance of stores in operation for more than 12 months;
(iii)	the efficient commercial strategy, which led to the growth in ‘same store’ volumes (+0.4%);
(iv)	the highly attractive business model and continuation of the strategy to improve the shopping experience, which resulted in 76 million tickets in the quarter (+13% vs. 1Q23).

As a result of these factors, market share[2] remained stable in terms of total sales and grew +0.3 p.p. in terms of ‘same store’ sales, notably in the Southeast and Midwest regions.

[1] The contribution of converted stores to same-store sales occurs from the 13th month on since the opening date. Therefore, 47 conversions integrate the ‘same store’ base in 1Q24.

[2] Source: Nielsen

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HIGHER PRESENCE IN DENSELY POPULATED AREAS WITH THE INAUGURATION
OF FOUR ORGANIC STORES IN 1Q24

We ended the quarter with 292 stores in operation after inaugurating 4 organic stores in the North, Midwest and Southeast regions. We wish to highlight that expansion in 2024 will consist of stores located in more densely populated regions.

In the last 12 months, 28 stores were opened, of which 14 are conversions and 14 are organic stores, representing an expansion of 11.5% in the sales area compared to 1Q23. Moreover, in April, we inaugurated the second store in the state of Espírito Santo, opening the first store in the capital city Vitória.

PERFORMANCE OF CONVERSIONS DRIVEN BY STORES MATURATION

The hypermarket conversion project has already converted 64 stores (47 in 2022 and 17 in 2023), which added more than 400 thousand sqm of sales area to the store network.

Stores converted during 2022, which are in a more advanced stage of maturation, registered monthly average gross sales per store of approximately R$ 26 million, up 18% year on year, while their sales were 23% higher than those of stores opened until 2022.

EBITDA margin increased 2.6 p.p. vs. 1Q23 to reach 5.2%, a level that is already in line with the Company’s consolidated results.

This performance is mainly due to the privileged location of the converted units and the continuous improvement in the shopping experience.

COMMERCIAL GALLERIES ENHANCE PERFORMANCE OF CONVERSIONS

Assaí continues to set up commercial galleries, which help drive customer traffic in stores and dilute operating costs. At the end of 1Q24, commercial galleries totaled 239 thousand sqm of gross leasable area, an increase of around 20 thousand sqm from 1Q23, with an occupancy rate of about 70%. Revenue reached R$ 26 million in the quarter, up 24% from 1Q23 and stable in relation to 4Q23, despite the seasonality effects in the period.

PHYGITAL STRATEGY IN PROGRESS

Meu Assaí, the 5th most downloaded app in 2023 in the e-commerce category, registered an increase of over 1 million customers in the last 3 months to surpass the mark of 13 million customers registered in the 1st year of operation, helping to gain deeper insights into the consumption habits of customers and increase customer traffic at stores.

The Company continues to move ahead with the Phygital strategy, offering convenience and a better shopping experience to its customers. Sales through last mile operators continue to grow.

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PROFITABILITY GROWTH DRIVEN BY STORES MATURATION AND
EXPENSES CONTROL

Gross profit in the quarter totaled R$ 2.8 billion, representing growth of 17% from 1Q23, with margin of 16.2% (+0.4 p.p. vs. 1Q23). The increase is mainly driven by:

(i)	the performance of conversions, which continue in the maturation phase;
(ii)	the effective commercial strategy, marked by the fast adjustment of assortments and services at stores to meet evolving consumer demands;
(iii)	the continuous improvement in the shopping experience and the attractiveness of the business model.

Selling, general and administrative expenses corresponded to 11.2% of net sales (vs. 11.7% in 1Q23). The decrease was driven chiefly by the maturation of new stores, including conversions, which resulted in the dilution of expenses and greater operational efficiency. Moreover, the level of general and administrative expenses in 1Q24 do not include expenses related to the former controlling shareholder, which impacted the 1Q23 figures.

Equity income from the interest of approximately 18% in FIC came to R$ 16 million in 1Q24 (+33% vs. 1Q23). The number of Passaí cards issued reached 2.8 million (+18% vs. 1Q23), now accounting for 4.4% of sales.

EBITDA in the quarter totaled R$ 897 million, an increase of R$ 245 million from 1Q23, with EBITDA margin increasing
+0.9 p.p. to 5.2%, returning to the level prior to the conversion project. This performance reflects the resilience of Assaí’s business model and once again underscores the quality of the Company’s expansion and the profitability potential of its conversions.

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FINANCIAL RESULT

The net financial result totaled R$ 510 million in 1Q24, equivalent to 3.0% of net sales. The variation compared to 1Q23 was mainly impacted by the following events:

(i)	Conclusion of the payment for the acquisition of hypermarkets in January 2024 (R$ 2.7 billion as of March 31, 2023, vs. R$ 0 as of March 31, 2024), resulting in the cessation of acquisition-related interest, as well as an increase in the average gross debt volume from R$ 2.5 billion in the period (R$ 12.7 billion as of March 31, 2023, to R$ 15.7 billion as of March 31, 2024), with no impact on net debt;
(ii)	CDI reduction in the quarter by 0.6p.p., decreasing from 3.25% in 1Q23 to 2.62% in 1Q24; and
(iii)	Non-cash effects such as mark-to-market and lower capitalized interest levels (as detailed below).

When considering the composition of the financial result, as described in the table above, the Company highlights that:

(i)	the increase in cost of debt line is mainly explained by
a.	Mark-to-market arising from IPCA-indexed debts with CDI swaps (4 series of CRIs[1]), with a negative non-cash impact of R$ 58 million in 1Q24 (compared to a positive impact of R$ 19 million in 1Q23). The effect of the CDI swap operations will be neutralized over the debts term; and
b.	lower level of capitalized interest (non-cash effect) due to the final phase of the conversion project (R$ 10.4 million in 1Q24 vs. R$ 60.2 million in 1Q23); and
(ii)	The positive impact on the Other Financial Revenues/Expenses and Net Monetary Correction line refers to the end of interest related to the hypermarket acquisition (expense of R$ 1.7 million in 1Q24 vs. expense of
R$ 106.9 million in 1Q23).

EARNINGS BEFORE INCOME TAX INCREASES DRIVEN BY OPERATIONAL LEVERAGE

Earnings before income tax (pre-IFRS16) increased R$ 122 million compared to 1Q23, going from -R$1 million to R$121 million in 1Q24. In the Post-IFRS16 view, the increase was R$ 65M.

Net income in the pre-IFRS16 view totaled R$ 93 million in 1Q24, up 19.2% from 1Q23, with net margin of 0.5%. The result is mainly explained by the greater operational leverage, which was driven by the maturation of new stores and dilution of expenses even facing a higher financial result and an increase in tax burden.

Net income in the post-IFRS16 view totaled R$ 60 million in the quarter, with net margin of 0.3%.

[3] CRI: Certificate of Real Estate Receivables

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INVESTMENTS IN LINE WITH CURRENT PACE OF EXPANSION

Investments, which consider addition to property, plant and equipment, totaled R$ 231 million in 1Q24. The amount refers to the ongoing Company’s expansion process, with the opening of four stores in 1Q24, one in April and five stores under construction.

WORKING CAPITAL IMPROVES WITH EFFICIENT INVENTORY MANAGEMENT

The cash cycle, including discounted receivables, ended 1Q24 at 4.6 days, an improvement of 5.9 days compared to the same period last prior year (10.5 days). It reflects the efficient inventory management, with a reduction of 5.6 days in the period after an intensive process of openings at the end of 2022 (37 stores opened in 4Q22) and maintenance of the average payment period for suppliers.

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OPERATING CASH FLOW OF R$ 4.9 BILLION

Operational cash generation increased R$ 1.7 billion from 1Q23, totaling R$ 4,9 billion in 1Q24, mainly driven by the progressive maturation of new stores and efficient working capital management.

Cost of debt reached R$ 1.8 billion, directly affected by high interest rates.

Operational cash generation fully offset investments in expansion (R$ 3.0 billion) and the cost of debt (R$ 1.8 billion). The Company highlights that payments related to the acquisition of hypermarket commercial points were concluded in January 2024, when the final installment of R$ 894 million was paid (R$ 2.7 billion in the last 12 months).

Moreover, total cash generation in the period included dividends of R$ 94 million from Assaí’s interest in FIC, a joint venture with Banco Itaú. Total net amount, considering dividends paid during the period, amounted to R$ 46 million.

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REDUCTION IN LEVERAGE THANKS TO OPERATIONAL CASH GENERATION

Leverage ratio (net debt/adjusted EBITDA pre-IFRS16) was 3.75x in 1Q24. The result represents a decline of 0.94x from the same period last year and 0.05x from 4Q23, despite the seasonality of the period, thanks to operational cash generation resulting from the maturation of new stores and efficient working capital management.

At the end of the period, the balance of discounted receivables was R$ 2.6 billion, with an average term of 17 days. Note that prepayment of receivables is an operation typical to the retail sector and the Brazilian market.

(1) Adjusted EBITDA Pre IFRS 16 accumulated the last 12 months (excluding equity income)

According to the methodology used in the financial agreements, which stipulate a leverage limit of 3.00x in relation to EBITDA, leverage in 1Q24 was 2.12x, which is lower than the contractual covenants and is equivalent to a difference of
R$ 4.3 billion in relation to the contractual limit.

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FORFAIT OPERATIONS

Operations involving the sale of receivables to a financial institution and prepayment of receivables are common practices in the retail sector and in the Brazilian market.

In such an operation the Company provides its suppliers the option to be paid in advance through agreements with financial institutions. These agreements aim to provide suppliers with earlier liquidity than they would get if they were paid directly by the Company. The decision of suppliers to enter into such arrangements, referred to as “forfait” or “risco sacado" in Portuguese, is at the sole discretion of the supplier. If a supplier enters into such an arrangement the financial institution becomes the creditor, and the Company pays the financial institution (instead of the supplier) under the original terms agreed with the supplier. The Company receives a commission from the financial institution for this intermediation, which is recorded as financial revenue, which totaled R$ 15 million in the 1Q24. The Supplier accepts to be paid at a discount to the invoiced amount by the financial institution. There is no obligation resulting in additional expenses for the Company, and the liability to the Financial Institution is not considered net debt.

In assessing this matter, the Company's management considered the guidance of CVM SNC/SEP Official Letter No. 01/2022. The Company assessed qualitative aspects of its forfait operations, and concluded that its forfait operations maintain the economic substance of the transaction and do not involve any changes to the originally agreed conditions with suppliers. The balance payable of these operations was R$ 819 million as of March 31, 2024 (R$ 531 million related to products and R$ 288 million related to property, plant and equipment) vs. R$ 1.5 billion as of December 31, 2023 (R$ 1.1 billion related to products and R$ 389 million related to property, plant and equipment) and R$ 1.7 billion as of March 31, 2023 (R$ 567 million related to products and R$ 1.1 billion related to property, plant and equipment).

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CONSTANT ADVANCES IN ESG

The Company’s new Sustainability Strategy aims to boost prosperity for all through responsible and transparent operations with less environmental impact, based on three strategic pillars.

•	Efficient operations: innovations to reduce impact on the climate and ensure more responsible supply chains.
•	People and community development: promoting prosperity for all, with growth opportunities for employees, entrepreneurs and communities.
•	Ethical and transparent management: ethical and transparent relationships guided by ESG good practices.

The highlights of 1Q24 were:

EFFICIENT OPERATIONS

•	Reduction of 9.5% in scope 1(1) vs. 1Q23 in line with the Company's strategy of combating climate change and its target to reduce emissions by 38% by 2030 (base year 2015).
•	Reuse of 43% of waste in 1Q24 through recycling, composting and reduction of food waste (+2% vs. 1Q23), notably through the Destino Certo program, which prevented more than 372 tons of fruits and vegetables from being sent to landfills.
•	3rd Log Assaí Awards held, with the launch of the Sustainability category, which assessed the criteria for reducing Greenhouse Gas (GHG) emissions in the logistics operations of the Company’s suppliers.

PEOPLE AND COMMUNITY DEVELOPMENT

•	With the progress of expansion, Assaí increased its headcount and continued its efforts to promote an increasingly diverse and inclusive working environment:
o	43.8% of Black people in leadership positions (managers and above), an increase of +0.6% vs. 1Q23;
o	5.4% of employees with disabilities; stable vs. 1Q23;
o	25.2% of women in leadership positions (stable vs. 1Q23);
o	6th Women’s Week organized, which addressed issues such as Career, Combating violence against women, Sisterhood, and Women empowerment, in which approximately 400 employees participated;
•	Donation of 141 tons of food and hygiene and cleaning items to families in vulnerable situations in 1Q24 through Assaí Institute, which was a signatory to the Pact Against Hunger, a Brazilian coalition of companies and organizations that come together to reduce the impacts of hunger in Brazil and reduce the waste of food.

ETHICAL AND TRANSPARENT MANAGEMENT

•	Disclosure of the Annual and Sustainability Report, related to the performance in 2023, on April 4. Click here to access the report.

(1) Direct emissions from the company.

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IFRS 16 IMPACTS

With the adoption of IFRS16 in January 2019, a few income statement lines are affected. The table shows the key changes:

ABOUT SENDAS DISTRIBUIDORA S.A.

Assaí Atacadista is a Cash & Carry corporation (company without a single controlling shareholder) established in São Paulo (SP), which completes 50 years in 2024. It serves small and midsized merchants and consumers who seek greater savings in both unitary or large volume purchases. As Brazil’s 2nd largest retailer, it posted gross sales of R$ 72.8 billion in 2023 and became the food network with the biggest presence in Brazilian homes (NielsenIQ Homescan).

Currently, it has more than 290 stores in operation across all regions in Brazil (24 states and the Federal District), more than 80,000 employees and the Great Place to Work (GPTW) certification. In 2023, it received various honors, such as the most valuable food retail brand (Interbrand and Brand Finance) and Top of Mind leadership in the “Wholesale” category (Datafolha Institute). Assaí is the only exclusively Cash&Carry company whose shares are listed on both the Brazilian stock exchange (B3 – ASAI3) and the New York Stock Exchange (NYSE – ASAI). It is also the only food retailer in the top 10 of the IDIVERSA B3 portfolio, which recognizes publicly held companies with the best indices in racial and gender diversity.

CONTACTS – INVESTOR RELATIONS DEPARTMENT

Vitor Fagá de Almeida

Vice President of Finance and Investor Relations

Gabrielle Castelo Branco Helú

Investor Relations Officer

Ana Carolina Silva

Beatris Atilio

Daniel Magalhães

Guilherme Muniz

Email: ri.assai@assai.com.br

Website: www.ri.assai.com.br

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APPENDICES

OPERATIONAL INFORMATION

I – Number of stores and sales area

Since the start of conversions (3Q22), six stores have been closed: one in 3Q22, three in 4Q22, and one each in 2Q23 and 3Q23. Furthermore, the sales area of five stores in operation was expanded through the conversion project.

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FINANCIAL INFORMATION

The interim financial information (excluding appendix II) were prepared in accordance with international standards for financial reports issued by the International Accounting Standards Board – IASB, accounting practices adopted in Brazil, CVM standards and the technical pronouncements of the Accounting Pronouncements Committee (CPC).

II – Statement of Operations (Pre-IFRS 16)

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III – Statement of Operations (Post-IFRS 16)

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IV – Balance Sheet (Post-IFRS 16)

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V – Cash Flow (Post-IFRS 16)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.